Exhibit 8.1


                                Detroit Office

                               November 6, 1996



United Mortgage Trust
1701 N. Greenville Avenue
Suite 403
Richardson, TX  75081-1848

To the Trustees:

               You have requested our opinion as to certain federal income tax issues with respect to United Mortgage Trust, a Maryland real estate investment trust (the "Company"), which intends to elect to be taxed as a real estate investment trust (a "REIT") for federal income tax purposes.

               In rendering our opinion, we have relied upon the facts set forth in the Company's preliminary Prospectus ("Prospectus") contained in the Registration Statement on Form S-11 filed on the date hereof and upon statements and representations made by the Company. We have also reviewed such documents as we have deemed necessary for the purposes of our opinion. Unless otherwise defined, all capitalized terms used but not defined herein shall have the same meaning as defined in the Prospectus.

               As explained in greater detail below, it is our opinion that, under current federal income tax laws and regulations, and based on certain facts and representations set forth below, and assuming the Company is operated in accordance with the Declaration of Trust, it is more likely than not that (i) the Company will be treated as a REIT for federal income tax purposes, and (ii) the operations of the Company will not result in unrelated business income to tax-exempt entities by reason of their ownership of Shares of the Company. Our opinions are based upon the provisions of the Internal Revenue Code of 1986 (the "Code"), regulations promulgated thereunder, administrative interpretations, and judicial decisions in effect as of the date of this opinion, all of which are subject to change either prospectively or retroactively and may alter our opinions if changed. No opinion on any matter not expressly discussed herein should be inferred from the opinions set forth herein.




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United Mortgage Trust
November 6, 1996
Page 2

I.      FACTS

               The Company has advised us of the following:

               1. The Company will invest primarily in originated and acquired uninsured mortgage loans on single family residential real estate. In addition, a portion of the Company's portfolio may be comprised of interim mortgages having a maturity of less than twelve (12) months ("Interim Mortgages").

               2. Mortgage Trust Advisors, Inc., affiliate of South Central Mortgage, Inc., First Financial United Investments, Ltd. and Grosse Pointe Financial, Inc. will be the advisor to the Company.

               3. The Company's objectives are to make investments, as referred to above, which will (i) produce net interest income on its mortgage portfolio; (ii) provide monthly distributions from among other things, interest on mortgage investments; and (iii) permit the reinvestment of payments of principal on mortgage investments, payments of penalties and premiums on mortgages and the proceeds of mortgage prepayments, sales and insurance net of expenses received by the Trust.

               4. During the initial offering period, a minimum of 125,000 shares of beneficial interest and a maximum of 2,500,000 shares of beneficial interest of the Company (the "Shares") are being publicly offered at $20 per share.

II.     DISCUSSION

A.      Qualification as a REIT

               The basic requirements which must be met for the Company to be taxed as a REIT are summarized below:

               1. Share Ownership: The shares of a REIT (i) must be freely transferable, (ii) must be held by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months), and (iii) no more than 50%, in value, of the outstanding shares may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the REIT's taxable year. The requirements of (ii) and (iii) are not applicable to the first taxable year for which an election to be treated as a REIT is made.

               The Company has represented that on the Initial Closing Date it will have at least 100 Shareholders who are independent of each other and the Company. In addition, the Declaration of Trust prohibits the ownership of Shares by any person in excess of 9.8% of the value of the Company and grants to the Trustees the power to restrict transfers of Shares that would result in violation of the rules in (ii) and (iii) above. Applicable Treasury Regulations state that such a restriction will not cause the shares to fail to be freely transferable as required by (i).



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United Mortgage Trust
November 6, 1996
Page 3


               2. Nature of Assets: On the last day of each calendar quarter, at least 75% of the value of the total assets of a REIT (the "75% Asset Test") must consist of (i) "real estate assets," which include real property, interests in loans secured by mortgages on real property, and interests in "real estate mortgage investment conduits ("REMICs"), (ii) cash and cash items (including receivables); (iii) government securities and (iv) property (not otherwise a real estate asset) attributable to the temporary investment of new capital (stock or a debt instrument purchased with new capital from the sale of shares in the REIT, but only for the one-year period beginning on the date the REIT receives such capital). The only investment restriction on the remainder of a REIT's assets (i.e., up to 25% of the REIT's total assets) is that the securities of any one non-governmental issuer may not represent more than 5% of the value of the REIT's total assets and the REIT may not own more than 10% of the outstanding voting securities of any one issuer.

               The Company has represented that it will monitor the nature of its assets so that the 75% Asset Test will be satisfied at the end of each quarter.

               3. Sources of Income: For each taxable year, a REIT must meet three income-based tests: (a) the 75% Income Test, (b) the 95% Income Test, and (c) the 30% Income Test.

               (a) 75% Income Test: At least 75% of a REIT's gross income (excluding income from "prohibited transactions," described below) for the taxable year must be derived from sources related to real property. For purposes of the anticipated operation of the Company, the most important of these sources are: (i) interest on loans secured by mortgages on real property, including interest derived from an interest in a REMIC; (ii) rents from real property; (iii) gain from the sale or other disposition of real property and interests in mortgages on real property (excluding gain from the sale of "dealer property" described below); (iv) income and gain from the sale or other disposition of "foreclosure property" (described below); and (v) "qualified temporary investment income," which is income from the temporary investment of new capital in stock or debt instruments and which is received or accrued during the one year period from the date the Company receives such capital.

               The Company has represented that it does not expect to derive income from rents unless it acquires property through the foreclosure of one of its Mortgages. Rents received by the Company with respect to foreclosure property that it acquires or Mortgages which are recharacterized as equity for federal income tax purposes will qualify as "rents from real property" for the 75% Income Test if the following requirements are met:

                      (i) The amount of rent received generally must not be based on the income or profits of any person. The Company has represented that it will take steps to ensure that it will not (a) receive any rent based on the income or profits of any person, or (b) receive interest based on the net income or profits of any



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United Mortgage Trust
November 6, 1996
Page 4

        borrower who receives such rent based on the net income or profits of tenants. Thus, all of the interest income received by the Company, and any rents received, should qualify for the 75% Income Test.

                      (ii) Rents received from a tenant will not qualify as "rents from real property" if the REIT owns, directly or indirectly, 10% or more of (i) the total combined voting power of all voting classes of stock or of the total number of shares of all classes of stock of a corporate tenant or (ii) the beneficial interests in the assets or net profits of a non-corporate tenant. The Company does not anticipate that it will own in excess of a 10% interest in the stock, assets or net profits of any tenant.

                      (iii) Rents will only qualify as "rents from real property," if the Company does not manage or operate the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the Company derives no revenue. For this purpose, an independent contractor is any person who does not own, directly or indirectly, more than 35% of the Shares in the Company, and in which not more than a 35% interest is owned, directly or indirectly, by one or more persons who also own 35% or more of the Shares in the Company. The Company presently intends to have South Central Mortgage, Inc. and Jimco Service Company (the "Servicers") manage any real property that it acquires through foreclosure. The Servicers currently meet the definition of independent contractors, and the Company has represented that it will not derive any revenue from the Servicers.

                      (iv) Rent attributable to personal property leased in connection with a lease of real property will not qualify as "rents from real property" if such rent is greater than 15% of the total rent received under the lease. The Company has represented that it will monitor the amount of rent attributable to personal property so that its rental income will qualify as rents from real property.

               (b) 95% Income Test: In addition to deriving at least 75% of its gross income from the sources described under the 75% Income Test, at least 95% of a REIT's gross income for the taxable year must be derived from sources that qualify for the 75% Income Test or from (i) dividends, (ii) interest, or (iii) gains from the sale or other disposition of stock or other securities which are not "dealer property." The Company has represented that it will monitor its investments in order to satisfy the requirements of the 95% Income Test.

               If the Company fails to meet either the 75% Income Test or 95% Income Test during its taxable year, it may still qualify as a REIT in such year if (i) it reports the source and nature of each item of its gross income in its federal income tax return for such year; (ii) the inclusion of any incorrect information in its return is not due to fraud with intent to evade tax; and (iii) the failure to meet such tests is due to reasonable cause and not to willful neglect. However, the Company



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United Mortgage Trust
November 6, 1996
Page 5

will be subject to a tax of 100% of the greater of the amount by which it fails either the 75% Income Test or the 95% Income Test for such year.

               (c) 30% Income Test: Less than 30% of a REIT's gross income must be derived from the sale or other disposition of: (i) stock or securities held by the REIT for less than one year; (ii) real property, including interests in real property, and mortgages on real property held for less than four years (other than foreclosure property and property compulsorily or involuntarily converted through destruction, condemnation or similar event); and (iii) property in a prohibited transaction. Thus, sales and other dispositions of Mortgages which have been held less than four years by the Company, including Interim Mortgage Loans, could, depending upon the amount of the Company's other income in the year of sale, cause the Company not to meet the requirements of the 30% Income Test, in which event the Company's status as a REIT would automatically terminate.

               4. Distributions to Shareholders: Each year, a REIT must distribute to its shareholders an amount equal to (a) 95% of the sum of (i) its taxable income before deduction of dividends paid and excluding any net capital gain, and (ii) the excess of net income from "foreclosure property" over the tax on such income, minus (b) any "excess noncash income" (income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable) (the "95% Distribution Test").

               The Company has represented that it intends to make Distributions to the Shareholders monthly, or in an event, at least quarterly sufficient to meet the 95% Distribution Test. Because of the possible receipt of income from certain sources without corresponding cash receipts (e.g., as a result of the original issue discount rules), because of timing differences that may arise between the realization of taxable income and net cash flow, and because of the possible adjustment by the IRS to deductions and gross income reported by the Company, it is possible that the Company may not have sufficient cash or liquid assets at a particular time to distribute 95% of its REIT Taxable Income. In such event, the Company may attempt to declare a consent dividend, which is a hypothetical distribution to Shareholders out of the earnings and profits of the Company. The effect of such a consent dividend to those Shareholders who agree to such treatment, would be that such Shareholders would be treated for federal income tax purposes as if such amount had been paid to them in cash and they had then immediately contributed such amount back to the Company as additional paid-in capital. This would result in taxable income to those Shareholders without the receipt of any actual cash distribution but would also increase their tax basis in their Shares by the amount of the taxable income recognized.

               If the Company fails to meet the 95% Distribution Test due to an adjustment to the Company's income by reason of a judicial decision or by agreement with the IRS, the Company may pay a deficiency dividend to Shareholders in the taxable year of the adjustment, which would relate back to the year being adjusted. In such case, the Company would also be required to pay interest plus a penalty to the IRS.



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United Mortgage Trust
November 6, 1996
Page 6


               If the Company cannot declare a consent dividend or if it lacks sufficient cash to distribute 95% of its REIT Taxable Income or to pay a deficiency dividend in appropriate circumstances, the Company could be required to borrow funds or liquidate a portion of its investments in order to pay its expenses, make the required cash distributions to Shareholders, or satisfy its tax liabilities. There can be no assurance that such funds will be available to the extent, and at the time, required by the Company, in which case its status as a REIT could be lost. The Company has represented that it will use its best efforts to satisfy the 95% Distribution Test.

               5. Conclusion: Based on (i) the Company's contemplated method of operation as described in the Prospectus and in the Declaration of Trust and the representations of the Company noted above concerning its anticipated operations, (ii) the Company's intention to comply with the Share ownership, asset, income and distribution tests necessary for treatment as a REIT for federal income tax purposes, and (iii) the assumption that the Company will be operated in accordance with such representations, we are of the opinion that it is more likely than not that the Company should qualify to be taxed as a REIT for federal income tax purposes for any taxable year in which it makes the necessary election.

B.      Unrelated Business Taxable Income

               In general, dividends, interest and rent received by a tax-exempt entity do not constitute "unrelated business taxable income" ("UBTI") unless the property producing such income is subject to acquisition indebtedness. In Rev. Rul. 66-106, 1966-1 C.B. 151, the Internal Revenue Service ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust did not constitute UBTI. The facts of the Ruling involved a REIT that distributed to its shareholders rental income attributable to mortgaged real property which, if earned directly by a tax-exempt organization, would have been taxable as unrelated business income from debt-financed property under Code Sections 512(b)(4) and 514. The Ruling concluded that the distributions by the REIT were from earnings and profits and therefore constituted dividends. Therefore, the exception of Section 512(b)(1) for dividends applied and the pension trust was not taxed on such distributions.

               Certain tax exempt shareholders may recognize UBTI from REITs where such shareholders have a greater than ten percent ownership interest therein. In the case of a "qualified trust" (generally, a pension or profit-sharing trust) holding stock in a REIT, the beneficiaries of such a trust will be treated as holding stock in the REIT in proportion to their actuarial interests in the qualified trust. A qualified trust that holds more than ten percent of the shares of a REIT must treat a percentage of REIT dividends as UBTI if the REIT incurs debt to acquire or improve real property and if (i) the qualification of the REIT depends upon the application of the "look through" exception (described above) to the restriction on REIT shareholdings by five or fewer individuals, including qualified trusts, and
(ii) the REIT is "predominantly held" by qualified trusts. A REIT is "predominantly held"



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United Mortgage Trust
November 6, 1996
Page 7


by qualified trusts if either (A) a single qualified trust holds more than 25% by value of the interests in the REIT or (B) one or more qualified trusts, each owning more than 10% by value, hold in the aggregate more than 50% of the interests in the REIT. The percentage of any dividend paid (or treated as paid) to such a qualified trust that is treated as UBTI is equal to the amount of modified gross income (gross income less directly-connected expenses) from the unrelated trade or business of the REIT (treating the REIT as if it were a qualified trust), divided by the total modified gross income of the REIT. A de minimis exception applies where the percentage is less than 5%.

               The Company expects the Shares to be widely held, and the Declaration of Trust prohibits any Shareholder from owning more than 9.8 percent of the Shares entitled to vote. Based on the above, we are of the opinion that distributions made by the Company to tax-exempt shareholders will not be treated as "unrelated business income" by reason of the Company incurring indebtedness in connection with its acquisition of any investments, provided that such tax-exempt shareholders have not financed their acquisition of Shares.

C.      Tax Aspects of the Offering

               The discussion set forth in the section of the Prospectus entitled "Income Tax Consequences" is a fair statement of the applicable provisions of the Code and Treasury Regulations issued thereunder and the consequences these provisions will have on the Company and Shareholders.

               We hereby consent to the use of this opinion as an exhibit to the Registration Statement and the Prospectus.

                                    Very truly yours,

                                    /s/ Berry, Moorman, King & Hudson, P.C.